Exhibit 12.3
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Twelve Months Ended December 31,
	2009	2008	2007		2006	2005
Earnings:
Income from continuing operations attributable to common shareholders	$82,006	$231,304		$300,436	$308,972	$223,933
Income taxes	37,827	76,897		152,006	151,122	127,361
Fixed charges	256,987	241,370		235,011	224,681	213,967

Total earnings	$376,820	$549,571		$687,453	$684,775	$565,261

Fixed Charges:
Interest expense	$233,859	$215,684		$207,827	$196,388	$184,624
Estimated interest portion of annual rents	23,128	25,686		27,184	28,293	29,343

Total fixed charges	$256,987	$241,370		$235,011	$224,681	$213,967

Preferred Stock Dividend
Requirements:
Income before income taxes attributable to common shareholders	$119,833	$308,201		$452,442	$460,094	$351,294
Net income from continuing operations attributable to common shareholders	82,006	231,304		300,436	308,972	223,933

Ratio of income before income taxes to net income	1.46	1.33		1.51	1.49	1.57

Preferred stock dividends	—	—			—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$		$—	$—

Fixed Charges and Preferred
Stock Dividend Requirements:
Fixed charges	$256,987	$241,370		$235,011	$224,681	$213,967
Preferred stock dividend requirements	—	—		—	—	—

Total	$256,987	$241,370		$235,011	$224,681	$213,967

Ratio of Earnings to Fixed Charges (rounded down)	1.46	2.27		2.92	3.04	2.64